Exhibit 99.2



Excerpt from Script for Investor Conference Call Scheduled for 10:00 a.m., March 1, 2005.


Our board, on the recommendation of management, has agreed to ask the shareholders to approve an employee options value for value exchange. Our employees will be offered 90% of the Black Scholes value of their underwater options. This will allow our employees to voluntarily exchange a greater number of higher priced out of the money options and obtain a lower number of options at market price. We believe this will be in the shareholders interest as it will help us with retention, but will also allow us to remove a substantial piece of the option overhang. This program, in addition to the cash incentive retention programs that run through November 2005, and ongoing option awards plan, is necessary in our opinion, as we reduce fixed benefits, reduce our work force and make compensation more variable.